U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             FORM 12b-25

                      SEC File Number: 1-8101


                    NOTIFICATION OF LATE FILING

      (Check One):

            [X] Form 10-K
            [ ] Form 20-F
            [ ] Form 11-K
            [ ] Form 10-Q
            [ ] Form N-SAR

       For Period Ended:   July 2, l999
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            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

       For the Transition Period Ended: N/A

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      Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification relates:
N/A

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Part I -- Registrant Information

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      Full Name of Registrant:  SMTEK International, Inc.

      Former Name if Applicable: DDL Electronics, Inc.

      Address of Principal Executive Office: 2151 Anchor Court

      City, State and Zip Code: Thousand Oaks, CA 91320

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Part II -- Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The registrant experienced unexpected turnover of personnel in its finance and accounting functions after the end of its latest fiscal year. Consequently, publication of the registrant's Annual Report on Form 10-K for its fiscal year ended July 2, 1999 ("Fiscal 1999") has been delayed.


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Part IV -- Other Information

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      (1)  Name and telephone number of person to contact in regard to this notification:

Richard K. Vitelle             (805)               376-2595
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     (Name)                 (Area Code)       (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of l934 or Section 30 of the Investment Company Act of l940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The consolidated statement of operations for Fiscal 1999 has not yet been finalized. However, effective in the fourth quarter of Fiscal 1999 the registrant recorded a provision of approximately $1.8 million for federal income taxes and related accrued interest in connection with an IRS assessment related to certain years prior to Fiscal 1999. In addition, the registrant expects to record a provision for excess inventory in an amount yet to be determined. Principally because of these two factors, the registrant expects to report a net loss in the range of $2 million to $2.7 million for Fiscal 1999, compared to net income of $493,000 in the preceding fiscal year.


                    SMTEK International, Inc.
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      (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 30, 1999           By:  /s/ Richard K. Vitelle
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                                          Richard K. Vitelle
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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      ATTENTION

      Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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